PAGE 1

                                              UNITED STATES

                                   SECURITIES AND EXCHANGE COMMISSION

                                         WASHINGTON, D.C.  20549


                                                FORM 11-K


            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                                                   OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                              For the fiscal year ended September 30, 1993


                                      Commission file number 1-8022



                                TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                             CSX CORPORATION
                                        AND AFFILIATED COMPANIES



                                             CSX CORPORATION
                                         A Virginia Corporation
                              IRS Employer Identification Number 62-1051971
                                            One James Center
                                          901 East Cary Street
                                        Richmond, Virginia 23219
                                        Telephone (804) 782-1400
















                                                  - 1 -



            PAGE 2




             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                       Page No.

       Report of Ernst & Young, Independent Auditors                   3

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1993                                          4

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1992                                          5

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1993               6

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1992               7

       Notes to Financial Statements                                   8-11

Supplemental Schedules

       Assets Held for Investment - September 30, 1993                 13-14

       Transactions or Series of Transactions in
         Excess of 5% of the Fair Value of
         Plan Assets - Fiscal Year Ended September 30, 1993            15

Signature                                                              16

            PAGE 3
                              Report of Ernst & Young, Independent Auditors
                              ---------------------------------------------

The Compensation and Pension Committee
Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated
    Companies
CSX Corporation
Richmond, Virginia


We have audited the accompanying statements of net assets available for plan benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the "Plan") as of September 30, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1993 and 1992, and the changes in its net assets available for plan benefits for the fiscal years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of September 30, 1993, and transactions or series of transactions in excess of 5% of the fair value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                           /s/ ERNST & YOUNG
                                           -----------------
                                           Ernst & Young

Richmond, Virginia
March 28, 1994

             PAGE 4

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              (Dollars in Thousands)
                                                                September 30, 1993
                                       -----------------------------------------------------------------------------
                                      Guaranteed  Income    S&P 500                     Int'l    CSX
                                       Interest     and      Index  Aggressive  Vista  Equity   Stock
                                         Fund   Growth Fund  Fund   Growth Fund Fund    Fund    Fund     Total
                                       -----------------------------------------------------------------------------
ASSETS
  Investments
   Common stock - CSX Corporation
    (1,588,340 shares; cost - $59,243) $    ---   $   ---   $   ---   $   --- $  ---  $  ---  $123,295 $123,295
   Mutual funds (cost - $82,889)            ---    40,841    17,450    43,335    781   1,177       ---  103,584
   Insurance company contracts (cost -
     $142,917)                          142,917       ---       ---       ---    ---     ---       ---  142,917
   Collective trust fund (cost -
     $14,688)                            14,688       ---       ---       ---    ---     ---       ---   14,688
   Loans to participants                 10,267     4,912     2,892     4,708    457     853     1,461   25,550
   Cash and cash equivalents                271       ---       ---       ---    ---     ---        23      294
                                       --------   -------   -------   ------- ------  ------  -------- --------
                                        168,143    45,753    20,342    48,043  1,238   2,030   124,779  410,328


  Contributions receivable                1,139       436       301       480     14      18       974    3,362
                                       --------   -------   -------   ------- ------ -------  -------- --------
   TOTAL ASSETS                         169,282    46,189    20,643    48,523  1,252   2,048   125,753  413,690


LIABILITIES
  Distributions payable                      75        16         4        12    ---     ---        40      147
                                       --------   -------   -------   ------- ------  ------  -------- --------
   NET ASSETS AVAILABLE FOR PLAN BENEFITS$169,207 $46,173   $20,639   $48,511 $1,252  $2,048  $125,713 $413,543
                                       ========   =======   =======   ======= ======  ======  ======== ========


See notes to financial statements.

             PAGE 5

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              (Dollars in Thousands)
                                                                          September 30, 1992
                                                    --------------------------------------------------------------
                                                   Guaranteed   Income    S&P 500                 CSX
                                                    Interest      and      Index   Aggressive    Stock
                                                      Fund    Growth Fund  Fund    Growth Fund   Fund     Total
                                                    --------------------------------------------------------------
ASSETS
  Investments
   Common stock - CSX Corporation
    (1,479,730 shares; cost - $51,330)              $    ---    $   ---   $   ---   $   ---  $87,304    $ 87,304
   Mutual funds (cost - $67,540)                         ---     28,296    12,161    34,367      ---      74,824
   Insurance company contracts (cost - $140,239)     140,239        ---       ---       ---      ---     140,239
   Loans to participants                              11,446      3,097     1,796     4,817      555      21,711
   Cash and cash equivalents                             170         12        17        37        8         244
                                                    --------    -------   -------   -------  -------    --------
                                                     151,855     31,405    13,974    39,221   87,867     324,322

  Contributions receivable                             1,069        333       221       456      828       2,907
  Accrued income                                         944        269        68       ---        1       1,282
                                                    --------    -------   -------   -------  -------    --------
    TOTAL ASSETS                                     153,868     32,007    14,263    39,677   88,696     328,511

LIABILITIES
  Distributions payable                                1,444        171       153       193      573       2,534
                                                    --------    -------   -------   -------  -------    --------
    NET ASSETS AVAILABLE FOR PLAN BENEFITS          $152,424    $31,836   $14,110   $39,484  $88,123    $325,977
                                                    ========    =======   =======   =======  =======    ========


See notes to financial statements.

             PAGE 6

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              (Dollars in Thousands)
                                                       Fiscal Year Ended September 30, 1993
                                       -----------------------------------------------------------------------------
                                      Guaranteed  Income    S&P 500                     Int'l    CSX
                                       Interest     and      Index  Aggressive  Vista  Equity   Stock
                                         Fund   Growth Fund  Fund   Growth Fund Fund    Fund    Fund     Total
                                       -----------------------------------------------------------------------------
ADDITIONS
  Investment income
    Interest and dividends             $ 12,713   $ 1,358   $   494   $   703 $  ---   $  --- $  2,399 $ 17,667
  Employer contributions                  1,991       381       195       431    ---      ---    9,775   12,773
  Employee contributions                 13,911     4,848     3,332     5,894     14       18    1,065   29,082
  Net realized and unrealized appreciation
    (depreciation) of investments           ---     6,489     1,372     7,236     44      (10)  28,420   43,551
                                       --------   -------   -------   ------- ------   ------ -------- --------
                                         28,615    13,076     5,393    14,264     58        8   41,659  103,073
DEDUCTIONS
  Withdrawals by participants            (7,321)   (1,290)     (514)   (1,509)   ---      ---   (4,435) (15,069)
  Administrative expenses                  (233)      (42)      (20)      (50)   ---      ---      (93)    (438)
                                       --------   -------   -------   ------- ------   ------ -------- --------
                                         (7,554)   (1,332)     (534)   (1,559)   ---      ---   (4,528) (15,507)

INTERFUND TRANSFERS                      (4,278)    2,593     1,670    (3,678) 1,194    2,040      459      ---
                                       --------   -------   -------   ------- ------   ------ -------- --------

NET INCREASE IN NET ASSETS               16,783    14,337     6,529     9,027  1,252    2,048   37,590   87,566

Net assets available for plan benefits
  at beginning of year                  152,424    31,836    14,110    39,484    ---      ---   88,123  325,977
                                       --------   -------   -------   ------- ------   ------ -------- --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                       $169,207   $46,173   $20,639   $48,511 $1,252   $2,048 $125,713 $413,543
                                       ========   =======   =======   ======= ======   ====== ======== ========


See notes to financial statements.

             PAGE 7

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              (Dollars in Thousands)
                                                                  Fiscal Year Ended September 30, 1992
                                                    --------------------------------------------------------------
                                                   Guaranteed   Income    S&P 500                 CSX
                                                    Interest      and      Index   Aggressive    Stock
                                                      Fund    Growth Fund  Fund    Growth Fund   Fund     Total
                                                    --------------------------------------------------------------
ADDITIONS
  Investment income
   Interest and dividends                           $ 11,076    $ 1,100   $   350    $ 1,866   $ 2,162  $ 16,554
  Employer contributions                               3,319        586       223        734     9,588    14,450
  Employee contributions                              13,262      4,190     3,180      6,395       832    27,859
  Net realized and unrealized appreciation
   (depreciation) of investments                         ---      1,919       640     (1,357)    8,701     9,903
                                                    --------    -------   -------    -------   -------  --------
                                                      27,657      7,795     4,393      7,638    21,283    68,766

DEDUCTIONS
  Withdrawals by participants                         (8,105)    (1,185)     (593)    (1,226)   (3,473)  (14,582)
  Administrative expenses                               (188)        (4)       (1)        (4)      ---      (197)
                                                    --------    -------   -------    -------   -------  --------
                                                      (8,293)    (1,189)     (594)    (1,230)   (3,473)  (14,779)

INTERFUND TRANSFERS                                      934       (556)    1,189        (77)   (1,490)      ---
                                                    --------    -------   -------    -------   -------  --------

NET INCREASE IN NET ASSETS                            20,298      6,050     4,988      6,331    16,320    53,987

Net assets available for plan benefits
  at beginning of year                               132,126     25,786     9,122     33,153    71,803   271,990
                                                    --------    -------   -------    -------   -------  --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                                    $152,424    $31,836   $14,110    $39,484   $88,123  $325,977
                                                    ========    =======   =======    =======   =======  ========


See notes to financial statements.

            PAGE 8

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1993
                             (Dollars in Thousands)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis. All security transactions are recorded as of the trade date.

Investments in insurance company contracts are reported at cost value plus accrued income. Investments in mutual funds and CSX Corporation ("CSX") common stock are valued at the last reported sales price on the last business day of the Plan year. Investments in collective trust fund participation units are determined by the fund manager and are based on the current market values of the underlying assets of the fund. Investments in loans to participants are carried at their outstanding principal balances. Such loans bear interest at the prime rate.

Effective October 1, 1992, The Northern Trust Company became the trustee of the Plan.

NOTE 2--DESCRIPTION OF THE PLAN

A complete description of Plan provisions, including those relating to contributions, vesting, withdrawals, loans and distributions, is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is voluntary and is limited to certain salaried employees of CSX Corporation and affiliated companies (the "Employer"). The total number of participants in the Plan as of September 30, 1993 and 1992 was 10,299 and 10,310, respectively.

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Guaranteed Interest Fund, consisting of guaranteed investment contracts with insurance companies and a collective trust fund which primarily invests in guaranteed investment contracts with insurance companies; (2) the Income and Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; (3) the S&P 500 Index Fund, consisting of a mutual fund that invests in common and capital stocks selected primarily to duplicate the performance of the stock market as a whole; (4) the Aggressive Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; (5) the CSX Stock Fund, consisting of investments in CSX Corporation common stock; (6) the Vista Fund, consisting of

                                                  - 8 -

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1993
                             (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

a mutual fund that invests in the common stock of small to medium-sized companies selected primarily for growth in share price; and (7) the International Equity Fund, consisting of a mutual fund that invests in the stock of foreign companies selected primarily to achieve long-term growth by participating in the growth of foreign companies around the world.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of their annual compensation in 1% multiples, to the Plan. In addition, the Plan permits certain eligible participants to contribute other compensatory awards to the Plan. All participant contributions may be made on a before or after-tax basis within the limits imposed by the IRC and may be invested in any combination of the seven investment alternatives. Investment direction may be revised by participants as often as twelve times per year. A participant's contributions are limited by the IRC.

Subject to certain limitations, a participant may also invest amounts received from another qualified plan into this Plan.

Employer Contributions: The Employer contributes to the Plan an amount equal to the lessor of 50% of each participating employee's contributions or 3% of their annual compensation. The Employer may also make an annual contribution of up to an additional 3% of each participating employee's compensation. During the fiscal years ended September 30, 1993 and 1992, the Employer made additional contributions of $3,063 and $4,909, respectively.

Employer matching contributions are made in the form of cash deposits to the CSX Stock Fund. Any additional employer contributions are made by cash deposits to one or more of the investment funds, as determined by the individual employee's election. If no employee election is in effect, additional employer contributions are made to the Guaranteed Interest Fund.

Vesting, Withdrawals, Loans and Distributions: All contributions made to participants' accounts and the investments and income attributable thereto are fully vested.

Withdrawals, loans and distributions are controlled in accordance with the provisions of the Plan.

Participant Accounts: Each participant's account is credited with the participant's contributions, the Employer's matching contributions, any additional Employer contributions and an allocation of the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
                                                  - 9 -

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1993
                             (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In case of termination or partial termination, the total amount in each members' account shall be distributed to the employee or continued in trust for the employees benefit.

Administrative Expenses: The administrative expenses of the Plan are paid by CSX or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in fiscal years 1993 and 1992.

NOTE 3--INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed Investment Contracts: Substantially all of the assets held in the Guaranteed Interest Fund are invested in guaranteed investment contracts with various insurance companies. These contracts contain provisions which would impose penalties for withdrawals before their scheduled maturity dates. In addition, this Fund invests in the IDS Trust Income Fund, a collective trust fund which invests primarily in guaranteed investment contracts with insurance companies. The collective trust fund is managed by Investors Diversified Services ("IDS"). At September 30, 1993 and 1992, there were no individual investment contracts that represented 5% or more of the Plan's net assets.

Mutual Funds: Substantially all of the assets held in the Income and Growth Fund at September 30, 1993 and 1992, are invested in the Fidelity
Equity-Income Fund, a mutual fund managed by Fidelity Management & Research Company.

Substantially all of the assets held in the S&P 500 Index Fund at September 30, 1993 and 1992, are invested in the Vanguard Index Trust-500 Portfolio, a mutual fund managed by the Vanguard Group.

Substantially all of the assets held in the Aggressive Growth Fund at September 30, 1993 and 1992, are invested in the Twentieth Century Select Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the Vista Fund at September 30, 1993, are invested in the Twentieth Century Vista Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the International Equity Fund at September 30, 1993, are invested in the Morgan Stanley International Equity Fund, a mutual fund managed by Morgan Stanley.
                                                 - 10 -

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1993
                             (Dollars in Thousands)

NOTE 3--INVESTMENTS--Continued

CSX Stock Fund: Substantially all of the assets held in this fund at September 30, 1993 and 1992, are invested in CSX common stock.

NOTE 4--INCOME TAX STATUS

The Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is therefore exempt from taxation under Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrative committee is not aware of any actions taken or series of events which have occurred that might adversely affect the Plan's qualified status.

NOTE 5--RELATED PARTY TRANSACTIONS

CSX Corporation provides the Plan with certain management and accounting services for which no fees are charged. During the fiscal years ended September 30, 1993 and 1992, the Plan received $2,343 and $2,154, respectively, representing cash dividends from CSX Corporation common stock.

The trustee routinely invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1993, transactions involving this account included 270 purchases with a total cost of $82,624 and 284 sales with a fair value of $82,307. During the fiscal year ended September 30, 1992, the previous trustee routinely invested Plan assets in the Signet Investment Money Market Fund. During that fiscal year, transactions involving this account included 226 purchases with a total cost of $50,966 and 195 sales with a fair value of $50,846.


NOTE 6--SUBSEQUENT EVENTS

Effective January 1, 1994, the American Commercial Lines, Inc. Thrift Plan was merged into the Plan. This merger resulted in a transfer of approximately $34,000 of net assets into the Plan.












                                                 - 11 -



            PAGE 12




























                                         SUPPLEMENTAL SCHEDULES

             PAGE 13

                        TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                                       ASSETS HELD FOR INVESTMENT
                                           September 30, 1993
                                         (Dollars in Thousands)
              Issuer                               Description                     Cost        Value
- ------------------------------------               ------------                  --------     --------

Guaranteed Investment Contracts
- -------------------------------
  Allstate Life Insurance Co.                      GA-5116 Guaranteed
                                                   Investment Contract           $ 13,358     $ 13,358

  CNA Life Insurance Co.                           GP-12458 Guaranteed
                                                   Investment Contract              8,178        8,178

  Commonwealth Life Insurance Co.                  ADA-00213-FR Guaranteed
                                                   Investment Contract              3,211        3,211

  Confederation Life Insurance Co.                 61895 Guaranteed
                                                   Investment Contract              5,035        5,035

  Confederation Life Insurance Co.                 62210 Guaranteed
                                                   Investment Contract              5,114        5,114

  Connecticut General Life                         16247 Guaranteed
    Insurance Co.                                  Investment Contract             11,509       11,509

  John Hancock Mutual Life                         5711 Guaranteed
    Insurance Co.                                  Investment Contract              9,429        9,429

  Hartford Life Insurance Co.                      GA-9445 Guaranteed
                                                   Investment Contract              1,886        1,886

  Lincoln National Life Insurance Co.              GA-9099 Guaranteed
                                                   Investment Contract              8,154        8,154

  Manufacturers Life Insurance Co.                 GD #38327 Guaranteed
                                                   Investment Contract              4,091        4,091

  Metropolitan Life Insurance Co.                  12668 Guaranteed
                                                   Investment Contract             17,229       17,229

  Nationwide Life Insurance Co.                    GA-P4142 Guaranteed
                                                   Investment Contract              8,177        8,177

  Nationwide Life Insurance Co.                    GA-P4854 Guaranteed
                                                   Investment Contract              4,995        4,995

  Nationwide Life Insurance Co.                    GA-P5065 Guaranteed
                                                   Investment Contract              3,694        3,694

  New York Life Insurance Co.                      GA-05290 Guaranteed
                                                   Investment Contract              4,082        4,082

  New York Life Insurance Co.                      GA-06365 Guaranteed
                                                   Investment Contract              3,665        3,665

  New York Life Insurance Co.                      GA-06699 Guaranteed
                                                   Investment Contract              4,662        4,662

  Provident Life Insurance Co.                     GC-627-05491-01A Guaranteed
                                                   Investment Contract              7,823        7,823


             PAGE 14

                        TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                                  ASSETS HELD FOR INVESTMENT--Continued
                                         (Dollars in Thousands)
                                                                                               Fair
              Issuer                               Description                     Cost        Value
- ------------------------------------               ------------                  --------     --------
  Prudential Life Insurance Co.                    GA #6497-500 Guaranteed
                                                   Investment Contract           $  5,220     $  5,220

  Prudential Life Insurance Co.                    GA #6497-501 Guaranteed
                                                   Investment Contract              6,045        6,045

  Prudential Life Insurance Co.                    GA #6497-502 Guaranteed
                                                   Investment Contract              7,360        7,360

                                                                                 --------     --------
                                                                                  142,917      142,917
Mutual Funds
- ------------

  Fidelity Equity-Income Fund                      1,229,429 shares                33,192       40,841
  Morgan Stanley Inst. Fund                        88,513 shares                    1,188        1,177
  Twentieth Century Vista                          62,292 shares                      738          781
  Twentieth Century Select Fund                    961,729 shares                  33,438       43,335
  Vanguard Index Trust-500 Portfolio               403,022 shares                  14,333       17,450
                                                                                 --------     --------
                                                                                   82,889      103,584
Common Stock
- ------------

  CSX Corporation                                  1,588,340 shares                59,243      123,295


Collective Trust Fund
- ---------------------

  IDS Trust Collective Income Fund                 423,931 units                   14,688       14,688


Loans to Participants
- ---------------------

  Tax Savings Thrift Plan for Employees            The Northern Trust Company,
  of CSX Corporation                               interest rate at prime          25,550       25,550


Cash Equivalents
- ----------------

  Collective Short-Term Investment Fund
    of The Northern Trust Company                  294,000 shares                     294          294
                                                                                 --------     --------
                                                                                 $325,581     $410,328
                                                                                 ========     ========



                PAGE 15


                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                              TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
                                         OF THE FAIR VALUE OF PLAN ASSETS
                                       Fiscal Year Ended September 30, 1993
                                              (Dollars in Thousands)
                                                    Purchases                    Sales
                                              ---------------------  -----------------------------------------
                                                                               Value of         Cost    Net
                                                                             Assets Sold on      of     Gain
       Description of Asset                   Number         Cost    Number  Transaction Date   Asset  (Loss)
       --------------------                   ------        ------   ------  ----------------   -----  ------

Category (iii) -- series of transactions in excess of 5% of plan assets
- -----------------------------------------------------------------------

Collective Short-Term Investment Fund
  of The Northern Trust Company               270          $82,624     284        $82,307       $82,307   -



There were no category (i), (ii) or (iv) transactions during the fiscal year ended September 30, 1993.


            PAGE 16

                                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       TAX SAVINGS THRIFT PLAN FOR EMPLOYEES
                                       OF CSX CORPORATION AND AFFILIATED
                                       COMPANIES

                                       By:  /s/ GREGORY R. WEBER
                                            --------------------
                                            Gregory R. Weber
                                            Vice President and Controller
                                            CSX Corporation
                                            (Plan Sponsor)

Date:  March 31, 1994




































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